FILED PURSUANT TO RULE 424(b)(2)

REGISTRATION NO. 333-78797
PROSPECTUS SUPPLEMENT
(To Prospectus dated June 11, 1999)

18,481 Shares

Common Stock

     Our common stock is quoted on the Nasdaq National Market under the symbol “AMZN.” On August 5, 2003, the reported closing price of our common stock on the Nasdaq National Market was $38.670 per share. Our principal office is located at 1200 12th Avenue South, Seattle, Washington, 98144 and our telephone number is (206) 266-1000.

     Investing in our common stock involves risks that are described under “Business-Additional Factors That May Affect Future Results” beginning on page 36 of our Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2003, filed July 24, 2003, which is incorporated by reference into this prospectus supplement.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per
	Share	Total

Initial price to public	$39.35	$727,227.35
Underwriting discount (1)	$0.17	$3,141.77
Proceeds, before expenses, to Amazon.com	$39.18	$724,085.58

(1)  In addition, Goldman, Sachs & Co. may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers.

     Goldman, Sachs & Co. expects to deliver the shares against payment in New York, New York on August 11, 2003.

     The proceeds from the sale of the 18,481 shares offered pursuant to this prospectus supplement will help cover certain federal and state employment taxes we are obligated to pay pursuant to the distribution under our 2001 Stakeholder Trust Plan (see “Use of Proceeds”).

Goldman, Sachs & Co.

Prospectus Supplement dated August 6, 2003.

ABOUT THIS PROSPECTUS SUPPLEMENT
USE OF PROCEEDS
THE OFFERING
PLAN OF DISTRIBUTION

Prospectus Supplement	Page

About this Prospectus Supplement	S-2
Use of Proceeds	S-2
The Offering	S-2
Plan of Distribution	S-3

S-1

ABOUT THIS PROSPECTUS SUPPLEMENT

     You should read this prospectus supplement along with the accompanying prospectus. These documents contain information you should consider when making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different or additional information.

     This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock being purchased in this offering. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy the common stock being purchased in this offering in any circumstances in which an offer or solicitation is unlawful.

     Information in this prospectus supplement and the accompanying prospectus may change after the date on the front of the applicable document. You should not interpret the delivery of this prospectus supplement or the accompanying prospectus or the sale of the common stock as an indication that there has been no change in our affairs since that date.

USE OF PROCEEDS

     All of the proceeds from the sale of the 18,481 shares offered pursuant to this prospectus supplement will help cover certain federal and state employment taxes we are obligated to pay in connection with the distribution of benefits under our 2001 Stakeholder Trust Plan. Our 2001 Stakeholder Trust Plan is a defined contribution welfare benefit plan for certain U.S. employees whose employment was involuntarily terminated without cause between January 30, 2001 and June 30, 2001 due to our operational restructuring announced in January 2001. Harris Trust Company is the trustee for the corresponding 2001 Stakeholder Trust.

     We contributed over 130,000 shares of our common stock with a fair value of $18.938 per share (or a total of $2,500,000) on January 30, 2001 into the 2001 Stakeholder Trust Plan. Additionally, we funded a sub-account with the 18,481 shares offered pursuant to this prospectus supplement. Proceeds from the sale of the sub-account shares will be used to help fund federal and state taxes that we are obligated to pay when benefits under the 2001 Stakeholder Trust Plan are distributed.

S-2

THE OFFERING

Shares of common stock offered	18,481 shares
Shares of common stock outstanding after this offering (1)	398,878,994 shares
Use of Proceeds	The proceeds will help cover certain federal and state employment taxes we are obligated to pay pursuant to the distribution under our 2001 Stakeholder Trust Plan (see “Use of Proceeds”).
Nasdaq Stock Symbol	AMZN

     The calculation of the number of shares of common stock outstanding after this offering is based on the number of shares outstanding on August 4, 2003.

(1)  Does not include the shares of common stock reserved for issuance under our various stock option plans or shares of common stock reserved for issuance upon the conversion of our 4 3/4% Convertible Subordinated Notes due 2009 and our 6.875% Convertible Subordinated Notes due 2010 (PEACs).

PLAN OF DISTRIBUTION

     Goldman, Sachs & Co. has agreed to purchase all of the 18,481 shares offered hereby. Goldman, Sachs & Co. is committed to take and pay for all of the shares being offered. Shares sold by Goldman, Sachs & Co. to the public initially will be offered at the initial price to public set forth on the cover of this prospectus supplement. In addition, Goldman, Sachs & Co. may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers. If all the shares are not sold at the initial price to public, Goldman, Sachs & Co. may change the offering price and other selling terms.

     We estimate that our share of the total expenses of the offering, excluding the underwriting discount and commissions, will be approximately $4,500, which will be paid by Amazon.com, Inc.

     Goldman, Sachs & Co. and its affiliates have provided from time to time, and expect to provide in the future, investment and commercial banking and financial advisory services to us and our affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions.

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